
October 17, 2013

Via E-mail
Mr. Laurence Winoker
Chief Financial Officer
Lifetime Brands, Inc.
1000 Stewart Avenue
Garden City, New York 11530

      RE: **Lifetime Brands, Inc.**
              Form 10-K for the Year Ended December 31, 2012
              Filed March 15, 2013
              Definitive Proxy Statement on Schedule 14A
              Filed April 29, 2013
              Response dated September 20, 2013
              File No. 0-19254

Dear Mr. Winoker:

      We have reviewed your response letter dated September 20, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Financial Statements

Statements of Cash Flows, page F-7

1. We note your response to comment 2 from our letter dated September 6, 2013. Please provide the following:
    *   Please tell us how you determined that borrowing under your revolving credit agreement had original maturities of three months or less. Given that your revolving credit agreement had 2016 and 2017 maturity dates during the 2012 and 2013 periods, please identify the specific provisions in your credit agreement that gave the lender the ability to demand repayments of the amounts borrowed in 2012 and 2013 within three months instead of the stated maturity date. If the specific contracts provisions that you base your

accounting on are not in the filed exhibit agreements, please supplementally provide us with copies of these provisions. Please also tell us the gross borrowing and repayments for fiscal 2012 and the six-months period ended June 30, 2013; and

• The $7 million and $14 million borrowings you incurred during the last 10 days of the 12/31/12 and 6/30/13 periods are vastly disproportionate to the corresponding $1.9 million and $1.2 million period-end cash balances. Further, it is not clear why you had to borrow $14 million in the last 10 days of the 6/30/13 period given that you apparently generated positive free cash flows during the quarter. Please tell us, and disclose in future filings, the business purpose supporting your material borrowings, particularly those incurred at the end of the reporting period. Absent a substantive and informative disclosure, it is unclear whether such transactions are intended solely to avoid reporting an absence of cash. See Section 501.13.a of the Financial Reporting Codification.

Note C – Equity Investments, page F-14

2. You indicated that the carrying value of your investment in Vasconia was $36.4 million at December 31, 2012. You also disclosed that you recorded an impairment of $1.3 million on this investment in 2012. It appears that Vasconia's stock price has decreased approximately 20% since December 31, 2012. Given the significant decrease in stock price and the adverse quarterly trends in sales at Vasconia, please tell us whether you intend to recognize another impairment in the quarter ended September 30, 2013. Please also disclose the quoted fair value of your Vasconia investment in your future quarterly filings.

Definitive Proxy Statement on Schedule 14A filed on April 29, 2013

Specific Elements of Compensation, page 19

3. We note your response to comment 6 of our letter dated September 6, 2013. In future filings, please disclose how you determined the amount of stock options to be awarded to each of the named executive officers, including the individual, division, and company performance factors that were considered and the reasons for any material increases or decreases in amounts awarded in prior fiscal years.

Summary Compensation Table, page 23
Grants of Plan Based Awards During the Fiscal Year Ended December 31, 2012, page 26

4. We note your responses to comments 8 and 9 of our letter dated September 6, 2013. With a view toward future disclosure, please explain what level of performance was required for each of the named executive officers to receive the threshold amounts listed in the revised Grants of Plan Based Awards Table. Please also tell us the targeted amount of the individual portion of the bonus for Messrs. Phillips and Winoker, and explain how the annual individual goal bonus and individual performance bonus payouts were calculated for each of the named executive offers. Further, please explain what percentage of salary was targeted for Messrs. Phillips and Winoker for achievement of the adjusted EPS target and how the actual amount paid out was calculated based on actual 2012 adjusted EPS.

You may contact Edward M. Kelly, Senior Counsel at (202) 551-3728 or Erin K. Jaskot, Staff Attorney at (202) 551-3442, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or Alfred Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief